December 13, 2018

Neil Leibman
Chief Executive Officer
SUMMER ENERGY HOLDINGS INC
5847 San Felipe Street, Suite 3700
Houston, Texas 77057

       Re: SUMMER ENERGY HOLDINGS INC
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 001-35496

Dear Mr. Leibman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products